FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Rusack Alison Wrigley	2. Date of Event Requiring Statement (Month/Day/Year) 11/26/02	4. Issuer Name and Ticker or Trading Symbol Wm. Wrigley Jr. Company (WWY)
(Last) (First) (Middle) 1825 Ballard Canyon Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
Director	X	10% Owner
(Street) Solvang CA 93463	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
X	Form filed by One Reporting Person
(City) (State) (Zip)	Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, no par value	40,028	D

Common Stock, no par value	960,000	I	Owned by Controlled Corporation
Class B Common Stock, no par value	480,000	I	Owned by Controlled Corporation

Common Stock, no par value	8,007,779	I	Trusts f/b/o/ Alison Wrigley Rusack
Class B Common Stock, no par value	6,310,272	I	Trusts f/b/o Alison Wrigley Rusack

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1473 (7-02)

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

 Alison Wrigley Rusack is co-trustee of various Wrigley family trusts holding 14,585,873 shares of Common Stock and 11,198,129 shares of Class B Common Stock. Ms. Rusack disclaims beneficial ownership except to the extent of her pecuniary interest in the shares.

		/s/ Alison Wrigley Rusack	December 6, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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